UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission file number 001-39250

BROOKFIELD INFRASTRUCTURE CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following documents, which is attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

3.1	Notice of Articles and Articles of Brookfield Infrastructure Corporation

10.1	Rights Agreement, dated as of March 31, 2020, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association

10.2	Registration Rights Agreement, dated as of March 31, 2020, between Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.

10.3	Guarantee, dated as of March 30, 2020, by BIPC Holdings Inc. in favor of Computershare Trust Company of Canada

10.4	Guarantee indenture, dated as of March 30, 2020, among BIPC Holdings Inc., BIP Investment Corporation and Computershare Trust Company of Canada

10.5	Guarantee indenture, dated as of March 30, 2020, among BIPC Holdings Inc., Brookfield Infrastructure Partners L.P. and Computershare Trust Company of Canada

10.6	Credit Agreement, effective as of March 31, 2020, between BUUK Bermuda Holdco Limited, as borrower, and BIP Bermuda Holdings I Limited, as lender

10.7	Credit Agreement, effective as of March 31, 2020, between BUUK Bermuda Holdco Limited, as lender, and BIP Bermuda Holdings I Limited, as borrower

10.8	Promissory Note, dated as of March 30, 2020, by BUUK Bermuda Holdco Limited

10.9	Promissory Note, dated as of March 30, 2020, by Brookfield Infrastructure Corporation

10.10	Equity Commitment Agreement, dated as of March 31, 2020, between Brookfield Infrastructure Corporation and Brookfield Infrastructure Holdings (Canada) Inc.

10.11	Voting Agreement, effective as of March 30, 2020, between Brookfield Infrastructure Corporation, BIF III Noronha AIV LLC, and BIP Noronha AIV LLC

10.12	First Amendment to the Master Services Agreement, dated as of March 31, 2020, by and among Brookfield Asset Management Inc., the Service Recipients and the Service Providers

10.13	Code of Business Conduct and Ethics of Brookfield Infrastructure Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE CORPORATION

Date: April 1, 2020	By:	/s/ Michael Ryan
Name: Michael Ryan
Title: Secretary